UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549


                                         SCHEDULE 13D


                           Under the Securities Exchange Act of 1934
                                      (Amendment No. 1)*


                                    LS CAPITAL CORPORATION
                                       (Name of Issuer)

                                 Common Stock, par value $.01
                                (Title of Class of Securities)

                                           501936108
                                        (CUSIP Number)

                                      Randall W. Heinrich
                                  1000 Louisiana, Suite 6905
                                     Houston, Texas 77002
                                         713-951-9100
                  (Name, Address, and Telephone Number of Person Authorized
                            to Receive Notices and Communications)

                                       December 17, 1996
                    (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        SCHEDULE 13D

                                     CUSIP No. 501936108
________________________________________________________________
     1)              Names of Reporting Person

                                            Kent E. Lovelace, Jr.

                     S.S. or I.R.S. Identification No. of Above Person

                                            ###-##-####

________________________________________________________________
     2)              Check the Appropriate Box if a Member of a Group
                     (See Instructions)

                                                       (a) [ ]
                                                       (b) [ ]
________________________________________________________________
     3)   SEC Use Only
________________________________________________________________
     4)   Source of Funds:
                                            OO
________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                            N/A
________________________________________________________________
     6)   Citizenship or place of Organization:
                                UNITED STATES
________________________________________________________________
                     (7)        Sole Voting Power
Number of                                   2,205,058
Shares Bene- __________________________________________________
ficially             (8)        Shared Voting Power
owned by                                       -0-
Each Report- ___________________________________________________
ing Person           (9)        Sole Dispositive Power
With                                        2,205,058
________________________________________________________________
                     (10)       Shared Dispositive Power
                                               -0-
________________________________________________________________
          11)        Aggregate Amount Beneficially Owned by Each
Reporting Person:
                                            2,205,058
________________________________________________________________
          12)        Check if the Aggregate Amount in Row (11) excludes
certain shares:
                                            [X]
________________________________________________________________
          13)        Percent of Class Represented by Amount in Box (11):
                                            21.4%
________________________________________________________________
          14)        Type of Reporting Person
                                            IN



ITEM 1.  Security and Issuer

           The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") issued by LS Capital Corporation, a Delaware corporation (the "Company"), which has its principal executive offices at 15915 Katy Freeway, Suite 250, Houston, Texas 77094.

ITEM 2.  Identity and Background

           This Statement is being filed by Kent E. Lovelace, Jr. (the "Reporting Person"), whose principal business address is 3300 West Beach Blvd., Suite 202, Gulfport, Mississippi 39502. The Reporting Person is principally engaged as the President and Chief Executive Officer of Equitrust Mortgage Corporation. The Reporting Person is a United States citizen. During the last five years, the Reporting Person has not been convicted in a criminal proceeding. During the last five years, the Reporting Person has not has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

           The Reporting Person acquired the 300,000 shares of Common Stock giving rise to the filing of this statement in exchange for the assignment to Griffin Gold Group, Inc., a subsidiary of the Company, of certain mining claims owned by the Reporting Person. The Reporting
Person also acquired an option to purchase 300,000 shares of Common
Stock pursuant to the authorization of the Board of Directors of the Company. The Reporting Person anticipates that if he exercises all or any portion of such option, he will use personal funds to acquire the optioned Common Stock, although circumstances may be such at the time of his exercise that the Reporting Person may elect to borrow or otherwise procure amounts necessary to exercise such option.

ITEM 4.  Purpose of Transaction

           On December 17, 1996, the Reporting Person acquired 300,000 shares of Common Stock in exchange for the assignment to Griffin Gold Group, Inc., a subsidiary of the Company, of certain mining claims owned by the Reporting Person. The purpose of assignment was to enable the Company to enter into the precious mineral mining and extraction business. The decision to issue the shares of Common Stock was reached by the Reporting Person and the Company on a mutual basis.

           On December 20, 1996, pursuant to the authorization of the Board of Directors of the Company, the Reporting Person was granted an option to purchase 300,000 shares of Common Stock. The per-share exercise price for the optioned shares is $.625. The option became exercisable with respect to 60,000 shares of Common Stock on December
20, 1996 and will become exercisable with respect to another 60,000 shares of Common Stock on the 20th day of December in each of 1997, 1998, 1999 and 2000. The option was authorized as an incentive option for the purpose of giving to the Reporting Person the incentive to work hard as a director of the Company to promote the success of the Company's business.

           The Reporting Person intends to hold his shares of Common
Stock for investment, and does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Company (although the Reporting Person recognizes the possibility of acquiring additional shares of Common Stock in the future in consideration of future assignments of claims in transactions similar to the one requiring the filing of this statement), or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any termination of registration pursuant to section 12(g)(4) of the Act of a class of equity securities of the Company; or (ix) any action similar to any of those enumerated above.

           Notwithstanding the foregoing, the Reporting Person may
determine to change his investment intent with respect to the Company at
any time in the future.   In reaching any conclusion as to his future course
of action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock. The Reporting Person may, depending on other relevant factors, acquire additional shares of Common Stock in open market or privately negotiated transactions, dispose of all or a portion of his holdings of shares of Common Stock or change his intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer

           The Reporting Person directly owns 2,064,658 shares of Common Stock for which he is the beneficial owner. The Reporting Person is also the beneficial owner of 68,000 shares of Common Stock with respect to which he holds purchase warrants that are currently exercisable.
Moreover, the Reporting Person is the beneficial owner of 66,000 shares of Common Stock with respect to which he holds purchase options that are currently exercisable. (The Reporting Person holds purchase options to acquire 240,000 shares of Common Stock that are not currently exercisable.) Finally, the Reporting Person is the beneficial owner of 6,400 shares of Common Stock held by Equitrust Mortgage Corporation, a corporation for which the Reporting Person acts as President and Chief Executive Officer. Based on the foregoing, the Reporting Person acknowledges that he is the beneficial owner of 2,205,058 shares of Common Stock for which he has sole voting and investment power.

           In addition to the above, Cheryl Lovelace, the Reporting Person's spouse, owns 36,000 shares of Common Stock. Pursuant to Rule 13d-3 promulgated under the Act, the Reporting Person may be deemed the beneficial owner of the shares of Common Stock owned by his spouse.
However, the filing of this statement shall not be construed as an admission, for purposes of Section 13(d) and Regulation 13D-G of the Act nor for any other purpose or under any other provision of the Act or rules promulgated thereunder, that the Reporting Person is the beneficial owner of such shares.

           Except for the shares of Common Stock and the stock options described in Item 3 above, the Reporting Person has not effected any transaction in or with respect to the Common Stock during the past 60 days.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with
              Respect to Securities of the Issuer

           N/A

ITEM 7.  Material to be Filed as Exhibits

           No Exhibits are being filed with this statement.

                                           SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 1997

                      /S/KENT E. LOVELACE, JR.
Name/Title_______________________________________

                      ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS
                        OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                                     (SEE 18 U.S.C. 1001).